BAYTEX CONFERENCE CALL AND WEBCAST ON THIRD QUARTER 2021
RESULTS TO BE HELD ON NOVEMBER 5, 2021

CALGARY, ALBERTA (October 28, 2021) – Baytex Energy Corp. (TSX: BTE) will release its 2021 third quarter financial and operating results after the close of markets on Thursday November 4, 2021. A conference call and webcast will be held on Friday November 5, 2021 to discuss the results:

Date: Friday November 5, 2021

Time: 9:00 a.m. MDT (11:00 a.m. EDT)

Dial-in: 1-416-915-3239 (Toronto Local and International)
    1-800-319-4610 (North America Toll-Free)

Webcast: http://services.choruscall.ca/links/baytex20211105.html

An archived recording of the conference call will be available shortly after the event by accessing the webcast link above. The conference call will also be archived on the Baytex website at www.baytexenergy.com.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 81% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com